March 18, 2011

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:         BorgWarner Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 10, 2011
File Number 001-12162

Dear Mr. Humphrey:

We have prepared the following responses to address the comments contained in your letter dated February 25, 2011 regarding the above referenced 10-K filing.  As requested in your letter, we have prepared, where appropriate, proposed expanded disclosures for future filings and, in other instances, provided supplemental information to help you better understand our disclosures.  For your convenience, we have incorporated sections of your letter preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24.

SEC Comment #1:
It appears that your discussion and analysis of operating results should be enhanced by providing a table which details the major components within cost of sales along with a corresponding discussion explaining the larger period-to-period changes within such components.  Your disclosure may also be enhanced by providing a detailed explanation of the impact that such components had on each of your segments.  Please advise.

Company Response to SEC Comment #1:
The Company will enhance the discussion related to the major components of cost of sales in the Critical Accounting Policies in MD&A (pp. 38 – 44) and in the Summary of Significant Accounting Policies footnote (pp. 58 – 66) and provide additional discussion on the period over period changes related to cost of sales components in MD&A.

In future filings, the Company will include the following description of the components of cost of sales in the Critical and Significant Accounting Policies in the following manner:

Cost of Sales   Components of cost sales include materials, direct labor and manufacturing overhead.  Manufacturing overhead components are indirect materials, indirect labor, factory operating costs, and other such costs associated with manufacturing products for sale.

The Company will also include a cost of sales discussion in future filings in the Results from Operations section of MD&A within the summary of major factors impacting the Company’s net earnings (pg. 25) in the following format (using for this purpose 2010 fiscal year results):

•
The cost of sales increase compared to 2009 was primarily impacted by higher sales volume previously discussed, product mix, and the acquisition of Dytech ENSA, SL. Volume and product mix components of cost of sales are comprised of material costs and conversion costs such as direct labor and variable manufacturing overhead.

The Company will include a cost of sales discussion in future filings within the Results from Operations section of MD&A in the Other Factors Affecting Results of Operations (pg. 29) in the following format (using for this purpose 2010 fiscal year results):

Cost of sales as a percentage of net sales was 80.7%, 85.8%, and 84.1% in 2010, 2009, and 2008, respectively.  The decrease in 2010 compared to 2009 reflects the impact of higher sales, which leveraged our fixed manufacturing overhead, primarily indirect labor and depreciation expense.

Critical Accounting Estimates, page 41.

SEC Comment #2:
We note that your warranty provision was .7% of net sales for the 2010 fiscal year, 1.2% of net sales for the 2009 fiscal year and 1.3% of net sales for the 2008 fiscal year.  In this regard, please tell us the reason for the significant decrease in your warranty provision as a percentage of net sales.  In particular, provide us with support for your conclusion that the decrease in your warranty provision as a percentage of net sales is appropriate.  In addition, if the decrease in your warranty provision as a percentage of net sales resulted from changes in historical trends, please revise your disclosure, in future filings, to comply with Item 303(a)(3)(ii).

Company Response to SEC Comment #2:
The Company provides warranties on some, but not all, of its products and records a warranty provision for those products based on estimated warranty expenses at the time the warranted products are sold.  The warranty provision is reviewed quarterly, and adjusted for any change in warranty experience.  The Company’s 2010 warranty provision of approximately $39.3 million is consistent with historical trends.  The Company’s 2008 warranty provision was $42.6 million and 0.8% of net sales, excluding the $23.5 million warranty-related charge associated with a transmission product sold in Europe.  The 2008 warranty charge was highlighted in MD&A (pg. 25) as a major factor impacting the Company’s net earnings.  The 2009 warranty provision of $46.0 million was slightly higher due to several individually immaterial warranty items.  When expressed as a percent of net sales, the 2009 warranty provision is higher than the comparable periods primarily due to the Company’s lower sales volume during that period.

Item 8. Financial Statements and Supplementary Data
Note 2. Research and Development Costs, Page 66.

SEC Comment #3:
You indicate that customer reimbursements are netted against gross R&D expenditures upon billing of services performed.  In this regard, please provide us with more details regarding your research and development agreements and tell us whether or not the financial risk associated with research and development is transferred to your customers upon billing of services performed.  In particular, please tell us whether your customers have guaranteed payment of amounts billed regardless of the outcome of your research and development costs or acceptance of the adequacy of R&D services you performed.

Company Response to SEC Comment #3:
The Company invests in research and development (“R&D”) to conceive, design, develop and manufacture new proprietary automotive components and systems.  We do not provide research and development to third parties.  In some instances are original equipment manufacturer (“OEM”) customers are willing to pay for certain R&D expenditures.  The R&D services are covered by agreements that are not standard in nature and such agreements are documented with the customer by means of purchase orders, master supply agreements or contracts.  These agreements will state the necessary scope of services, performance obligations, and contractual information in order to perform the service or deliver the prototype.  The Company’s R&D reimbursements can be broken down between two primary sources, prototypes and engineering services, which make up approximately 70% and 30% of the total customer reimbursements, respectively.  Any OEM customer reimbursements are netted against gross R&D expenditures as they are considered a recovery of cost.  The Company records customer reimbursements for prototypes based on the customer contracts, typically either when the prototype is shipped or when it is accepted by the customer.  The Company records customer reimbursements for engineering services as performance obligations are satisfied in accordance with the contract and acceptance by the customer.  Financial risks and rewards transfer upon shipment, acceptance of a prototype component by the customer or upon completion of the performance obligation as stated in the respective customer agreement.

The Company hereby acknowledges that:

▪           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide additional clarification concerning the comments raised in your correspondence and to improve overall disclosure in our future filings with the Commission. If you have additional questions or comments, please contact Ron Hundzinski at 248-754-0851.

Very truly yours,

/s/ Ronald T. Hundzinski
Ronald T. Hundzinski
Vice President and Controller
Principal Accounting Officer

cc:           Robin J. Adams
Executive Vice President, Chief Financial Officer,
And Chief Administrative Officer
(Principal Financial Officer) and Director
BorgWarner Inc.

Mr. Juan M. Migone
Staff Accountant
United States Securities and Exchange Commission